

Mail Stop 3561

January 10, 2018

Johan Aksel Bergendorff
Chief Financial Officer
Tempus Applied Solutions Holdings, Inc.
471 McLaws Circle, Suite A
Williamsburg, VA, 23185

Re: Tempus Applied Solutions Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 19, 2017
File No. 333-221048

Dear Mr. Bergendorff:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2017 letter.

General

1. We note your response to our prior comment 2. Please explain to us how the shares you are registering for resale pursuant to the equity line agreement are less than 1/3 of your public float. It appears from footnote 3 on page 58 that Mr. Brady is an affiliate because he beneficially owns 3,344,324 shares indirectly and 108,750 shares directly, which together represent 19.4% of your total outstanding shares. This suggests that your public float is at most 14,352,160, and may be even smaller if there are any additional shares owned by directors or officers. Additionally, please revise your other disclosures as appropriate including the percentage of outstanding securities represented by the shares being registered under the equity line agreement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ Justin Dobbie for

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Lee D. Neumann, Esq.